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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Community Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 North Olean Street
(No. and Street)

Olean, N.Y. 14760
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura J. Mattice Financial Operations Principal 315-445-7310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers, LLP
(Name – *if individual, state last, first, middle name*)

3600 HSBC Center Buffalo, N.Y. 14203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JB 3/22/2010

OATH OR AFFIRMATION

I, Charles Kopp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Community Investment Services, Inc.**, as of **December 31**, 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

LYNANNE R. KENT, 01KE6058595
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NIAGARA COUNTY
COMMISSION EXPIRES MAY 14, 2011


Signature

President
Title


Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Community Investment Services, Inc.

Financial Statements and Schedule
December 31, 2009

Community Investment Services, Inc.
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Auditors

To the Shareholder of
Community Investment Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of Community Investment Services, Inc. (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2010

Community Investment Services, Inc.
Statement of Financial Condition
Year Ended December 31, 2009

Assets:	
Cash and cash equivalents	$ 984,208
Deposit with clearing organization	25,486
Commissions and fees receivable	347,145
Furniture, fixtures and equipment	79,603
Prepaid expenses and other assets	58,027
Total assets	**$ 1,494,469**
Liabilities and shareholder's equity	
Accounts payable and accrued expenses	$ 311,190
Income taxes payable to Parent	97,554
Total liabilities	**$ 408,744**
Shareholder's equity:	
Common stock, $1,400 stated value; 100 shares authorized, issued and outstanding	140,000
Additional paid-in capital	354,990
Retained earnings	590,735
Total shareholder's equity	**1,085,725**
Total liabilities and shareholder's equity	**$ 1,494,469**

The accompanying notes are an integral part of these financial statements.

Community Investment Services, Inc.
Statement of Income
Year Ended December 31, 2009

Revenues:	
Commissions	$ 2,677,311
Interest and dividends	2,004
Investment advisory income	489,654
Other fee income	1,572,315
Total revenues	**4,741,284**
Expenses	
Employee compensation and benefits	3,297,498
Clearing fees	179,372
Communication and data processing	241,410
Professional fees	25,089
General and administrative	195,597
Business development	16,466
Occupancy and maintenance	76,878
Other expense	261,526
Total expenses	**4,293,836**
Income before income taxes	**447,448**
Income taxes	(170,257)
Net income	**$ 277,191**

The accompanying notes are an integral part of these financial statements.

Community Investment Services, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2009

	Common Stock		Additional		
	Shares Outstanding	Amount Issued	Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2009	**100**	**$140,000**	**$354,990**	**$313,544**	**$808,534**
Net income				277,191	277,191
Balance at December 31, 2009	**100**	**$140,000**	**$354,990**	**$590,735**	**$1,085,725**

The accompanying notes are an integral part of these financial statements.

Community Investment Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2009

Operating activities:	
Net income	$277,191
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Depreciation	62,827
Commission and fees receivable	(12,374)
Prepaid expenses and other assets	(21,303)
Accrued payable and accrued expenses	41,836
Income tax due to Parent	91,638
Net cash provided by operating activities	**439,815**
Cash flows from investing activities:	
Purchase of furniture, fixtures and equipment	(37,244)
Net cash used in investing activities	**(37,244)**
Increase in cash and cash equivalents	402,571
Cash and cash equivalents at beginning of the year	581,637
Cash and cash equivalents at end of the year	**$ 984,208**

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Community Investment Services, Inc. (the "Company") is a broker-dealer, registered investment advisor, and insurance agency. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an introducing securities broker providing investment transaction services on an agency basis and investment advisory services. The company is a New York Corporation that is a wholly-owned subsidiary of Community Bank, N.A. (the "Bank"), which is a wholly-owned subsidiary of Community Bank System, Inc. (the "Parent").

The Company has an agreement with a clearing broker under which customer account records are maintained and individual securities and mutual fund transactions are executed. The Company sells mutual fund, annuity and insurance products in the banking offices of Community Bank, N.A. The mutual fund activity is either self-cleared or cleared utilizing the clearing broker. Annuity and life insurance products are self-cleared directly with insurance companies.

The Company may act as either principal, or riskless principal, on municipal, fixed income government, or corporate securities. To date the company has not and expects not to act as a principal except in a riskless principal transaction.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents
The Company considers all liquid financial instruments with original maturities of less than 90 days and not pledged or otherwise restricted, as cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of cash equivalents.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are stated at cost less accumulated depreciation. The annual provision for depreciation is computed using the straight-line method in amounts sufficient to recognize the cost of depreciable assets over their estimated useful lives. Maintenance and repairs are charged to expense as incurred.

Securities Transactions
The Company clears the majority of its proprietary and customer transactions through an unaffiliated broker-dealer on a fully disclosed basis. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income
Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Other Fee Income
Other Fee Income includes commissions earned on sales of annuity and insurance products.

Income Taxes
The Company is included in the consolidated federal and state income tax returns filed by its Parent. Income taxes are calculated on a stand-alone basis, with the Company's pro rata share of the tax provision either remitted to or received from the Parent. Income tax expense is based on taxes currently payable or refundable as well as deferred taxes that are based on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. At December 31, 2009 the Company owed $97,554 in taxes to its Parent.

Expenses
Operating and general and administrative expenses consist primarily of direct costs incurred by the Company. In addition, certain employee benefit and insurance costs incurred by the Bank and the Parent are allocated to the Company based on various internally developed methodologies. There are other expenses incurred by the Bank and the Parent that are not allocated to the Company by the Bank or the Parent.

Stock-based Compensation
Employees of the Company have been granted stock options under stock option plans of the Parent. The compensation expense is measured and recorded on the instruments fair value on the date of grant and is recognized ratably over the requisite service period for all awards. Stock-based compensation expense is included in employee compensation and benefits expense in the statement of income and totaled $82,736 in 2009.

Information regarding the stock option plans of the 2004 Long-Term Incentive Compensation Plan is included in Annual Report (Form 10-K) as filed with the SEC. As of December 31, 2009, outstanding stock options awarded to the Company's employees totaled 83,086 of which 42,809 were exercisable.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as to the collectibility of receivables, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash and Securities Segregated Under Federal and Other Regulations

There are no funds deposited by customers or funds accruing to customers as a result of trades or contracts. As a result, there are no cash or assets segregated under the Commodity Exchange Act.

There is no cash aggregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (k)(2)(ii) of Rule 15c3-3 dealing with introducing brokers.

4. Receivable from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2009, consist of the following:

Clearing broker-dealer receivable	$ 217,650
Fees and commissions receivable	129,495
	$ 347,145

5. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment consist of the following at December 31, 2009:

Leasehold improvements	$ 1,448
Equipment	437,990
Furniture and fixtures	34,765
Furniture, fixtures and equipment, gross	474,203
Less: Accumulated depreciation	(394,600)
Furniture, fixtures and equipment, net	$ 79,603

6. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, $50,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $348,731 which was $298,731 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.17 to 1.

8. Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization requires that a security deposit balance of $25,000 be maintained by the Company. The balance bears interest at a rate determined by the clearing organization and is due on demand.

9. Income Taxes

Income tax expense includes these components:

	Federal	State	Total
Taxes currently payable	$153,066	$21,471	$174,537
Deferred income taxes	(3,858)	(422)	(4,280)
Income tax expense	$149,208	$21,049	$170,257

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

Federal income tax, at statutory rates	152,133	34.0%
State income taxes, net of federal benefit	13,892	3.1%
Permanent differences	4,232	0.9%
Effective income tax rate	$170,257	38.0%

10. Employee Benefit Plans

The Company participates in the defined benefit and defined contribution plans sponsored by the Parent. Expenses incurred for the defined benefit and defined contribution plans approximated $179,245 and $68,491 during 2009, respectively.

11. Leases

The Company leases office space pursuant to an agreement that expires in April 2010. Total rental expense included in occupancy and maintenance expense amounted to approximately $22,000 in 2009. The future minimum rental commitment is approximately $7,333 and expires in 2010.

12. Related Party Transactions

The company maintains a checking account with the Bank. At December 31, 2009, the balance in this account was $666,464.

13. Contingent Liabilities

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of a failure to perform by a party to the transaction, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction. The Company does not expect to incur significant losses as a result of this type of nonperformance.

The Company clears certain of its security transactions through a clearing broker dealer on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the company believes there is no maximum amount assignable to this right. The Company has not experienced any material losses as a result of these guarantees.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties, as necessary, with which it conducts business.

Community Investment Services, Inc. — Supplemental schedule

Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission

December 31, 2009

Net capital:	
Total stockholder's equity	$ 1,085,725
Less nonallowable assets	
Other assets	(650,528)
Furniture, fixtures and equipment, net	(79,604)
Haircut on securities positions	(6,862)
Net Capital	$348,731
Aggregate indebtedness	$ 408,744
Net capital requirement (the greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital requirement in excess of net capital	$ 298,731
Ratio of aggregate indebtedness to net capital	1.17 to 1

Note: The above computation agrees to the new capital computation of net capital under Rule 15c-3-1 as of December 31, 2009, filed by the company with the SEC on Part IIA of the unaudited Form X-17-a-5, amended on February 25, 2010.